ANNOUNCEMENT TO THE MARKET

Carbon Disclosure Project (CDP) recognizes
Itaúsa and Itaú as Leaders in Transparency

Itaúsa – Investimentos Itaú S.A. and Itaú Unibanco Holding S.A. are pleased to announce that they have been recognized by CDP Latin America among 10 companies as Leaders in Transparency in accordance with CDP’s overall methodology for scoring and applied to the 2014 edition of the “Climate Change” questionnaire. This study consolidates data and analysis on greenhouse gas emissions and the way in which companies approach the issue of climate change in their management. Leading companies in Transparency are those recording scores among the top 10% of the universe invited to provide information.

CDP was established in 2000 and is an international, nonprofit organization that brings together 767 investors with approximately USD 92 trillion in assets under management and provides the largest and most comprehensive global system of disclosure with respect to the environment. Currently, more than 4,500 organizations worldwide report climate data to CDP, which has accumulated the largest amount of information on climate change, water and global forests. On this basis, it seeks to ensure that these perceptions are incorporated in the agenda of strategic investors and policy decisions. In Brazil, 52 companies responded the 2014 CDP Investors questionnaire.

The participation in the CDP Investors Brazil 2014 questionnaire reflects the long-term commitment of Itaúsa and Itaú Unibanco to the ethical conduct of the business, transparency, legal compliance, corporate governance and, social, cultural and environmental responsibility. We believe that this commitment is a critical factor in maintaining sustained growth over the next few years and focused on the creation of value for our shareholders and for society.

São Paulo, October 17, 2014.

HENRI PENCHAS	ALFREDO EGYDIO SETUBAL
Investor Relations Officer	Investor Relations Officer
Itaúsa – Investimentos Itaú S.A.	Itaú Unibanco Holding S.A.